UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March, 2009

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 03, 2009
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sirs:

Reference is made herein to the tender offer for shares of Distribución y Servicio D&S S.A. (“D&S”) carried out by Inversiones Australes Tres Limitada, a subsidiary of Wal-Mart Stores Inc., as of February 23, 2009, in order to acquire 2,719,609,749 shares in D&S, representing the remaining shares that are not property of the offeror.

In compliance with the laws of the jurisdiction in which Distribución y Servicio D&S S.A. is incorporated, i.e. section 207, subsection (c) of the Ley de Mercado de Valores (Securities Market Law) of the Republic of Chile, each board member of D&S must deliver a written report including a reasoned opinion regarding the advisability of the tender offer to the shareholders. In said report, the respective board member shall make a disclosure, if any, of its relationship with the controller of the target company and the offeror and the interest it may have in the offer. The information so presented must be made available to the public jointly with the prospectus and a copy thereof be delivered to the Superintendence of Securities and Insurance of the Republic of Chile, to the stock exchanges, to the offeror and to the manager or organizer of the offer, if any, within the following 5 days as of the public disclosure of the offer.

Accordingly, please find enclosed herewith full English translations of the abovementioned written reports delivered by Distribución y Servicio D&S S.A.’s board members Messrs. Nicolás Ibáñez Scott, Felipe Ibáñez Scott, Jorge Gutierrez, Alberto Eguiguren Correa, Héctor Núñez, Craig Herkert, Wyman K. Atwell, Ezequiel Gómez Berard and José G. Hernández to the stockholders of D&S.

Very truly yours,

Distribución y Servicio D&S S.A.
By: Enrique Ostalé Cambiaso
Title: CEO

February 27, 2009

Messers Shareholders
Distribución y Servicio D&S S.A.
Present

Re.:            Report concerning the tender offer for the acquisition of 2,719,609,749 common shares issued by Distribución y Servicio D& S.A., as submitted as of February 23, 2009 by Inversiones Australes Tres Limitada (a subsidiary of Wal-Mart Stores, Inc.).

Of my Consideration:

I write to you in connection with the add published in El Mercurio and La Tercera newspapers, as of February 23, 2009, by which means Wal-Mart Stores, Inc ("Wal Mart"), through its subsidiary Inversiones Australes Tres Limitada, launched a tender offer for the acquisition of shares issued by Distribución y Servicio D&S S.A. (the " Offer").

The Tender Offer terms, conditions and mechanics are specified in the prospectus that the offeror submitted to Distribución y Servicio D&S S.A. as of February 23, 2009 (the "Prospectus"). Any reference to the terms or specifics aspects of the Tender Offer shall be interpreted and construed as contemplated in such Prospectus.

I do hereby represent to the shareholders the following:

On grounds of the facts and considerations described in my reasoned opinion dated December 29,2008, concerning the tender offer launched as of December 23, 2008 by Inversiones Australes Tres Limitada (a subsidiary of Wal-Mart Stores, Inc.), which I bring down for what it may become applicable, in my opinion the Offer is convenient for the shareholders in Distribución y Servicio D&S S.A.

I do hereby remark, further, to the shareholders that, save for the agreements referred to in the Prospectus, I state that I have no relationship with the offeror that could condition and/or in any manner influence my opinion regarding the convenience posed by the Offer, different to that derived from my role as part of the controlling group.

Conclusion:

In the merits of the considerations posed above, in my role as board member of Distribución y Servicio D&S S.A., and being so requested by the law, I express to the shareholders in Distribución y Servicio D&S S.A. my favorable opinion on the Offer, convenience evidenced as follows:

a)           The premium offered by the Offeror; and

b)           The current circumstances within which the Tender Offer is made.

Notwithstanding the foregoing, I do record that my favorable opinion expressed hereby, may not be regarded, directly nor indirectly, as my investment advice either to tender or hold the shares in D&S.

Therefore, I do notice the shareholders in D&S that they shall evaluate the Tender Offer independently from this opinion, considering the characteristics of D&S, the market environment where it develops its business activities, as well as the intensions stated by Wal Mart concerning the prospects of the shareholders in Distribución y Servicio D&S S.A., as provided in the Prospectus.

Felipe Ibáñez Scott
President of the Board
Distribución y Servicio D&S S.A.

February 27, 2009

Messers shareholders
Distribución y Servicio D&S S.A.
Present

Re.:            Report concerning the tender offer for the acquisition of 2,719,609,749 common shares issued by Distribución y Servicio D& S.A., as submitted as of February 23, 2009 by Inversiones Australes Tres Limitada (a subsidiary of Wal-Mart Stores, Inc.).

Dear Shareholders,

As of February 23, 2009, by means of an add published in El Mercurio and La Tercera newspapers, Wal-Mart Stores, Inc ("Wal Mart"), through its subsidiary Inversiones Australes Tres Limitada, launched a tender offer for the acquisition of shares issued by Distribución y Servicio D&S S.A. (the "Offer"). The Offer terms, conditions and mechanics are specified in the prospectus that the offeror submitted to Distribución y Servicio D&S S.A. as of February 23, 2009 (the "Prospectus"). Any reference to the terms or specifics aspects of the Tender Offer shall be interpreted and construed as contemplated in such Prospectus.

I do hereby represent to the shareholders the following:

On grounds of the facts and considerations described in my reasoned opinion dated December 29, 2008, concerning the tender offer launched as of December 23, 2008 by Inversiones Australes Tres Limitada (a subsidiary of Wal-Mart Stores, Inc.), which I bring down for what it may become applicable, in my opinion the Offer is convenient for the shareholders in Distribución y Servicio D&S S.A.

My opinion is based in my analysis performed in connection with the Offer and, in particular, upon the following issues and considerations on the subject matter:

1.
The terms and conditions of the Offer as specified in the Prospectus, and particularly (i) the offered price; (ii) the offer to tender a 100% of target shares, and (iii) that payment of purchase price shall be in cash on the forth trading-day as from the publication of the Outcome Add, payable, upon shareholders option, in US Dollars or its equivalent in Chilean Pesos acconding to the average “Observed Exchange Rate” as published by the Banco Central de Chile in the Official Gazette through the 6-trading-day ended on the payment date.

2.
The offered price considers a valuation of Distribución y Servicio D&S S.A. that is better than the multiples according to which similar businesses are traded both in Chile and or in other countries in Latin America

.
3.
The offered price is higher than the book value of the share according to the most recent financial Information disclosed by the company to the Superintendencia de Valores y Seguros. These prices ratios constitute a significant profit to the shareholders tendering their shares under the Offer.

FINAL CONSIDERATION

The foregoing said, I hereby inform the shareholders in Distribución y Servicio D&S S.A. that I consider the Offer to be convenient, on time and satisfactory.

Substantially, I hereby opine as a member of the board of Director de Distribución y Servicio D&S S.A. and being so requested by the law.

Likewise, save for the agreements referred to in the Prospectus, I do hereby state that I have no relationship with the offeror that could condition and/or in any manner influence my opinion regarding the convenience posed by the Offer, different to that derived from my role as part of the controlling group.

My opinion may not be regarded, directly nor indirectly, as my investment advice either to tender or hold the shares in the company. The shareholders shall evaluate the Tender Offer independently from this opinion, considering their own expectations of business’ growth subject to the macroeconomic global environment and the attempt stated by Wal Mart concerning the prospects of the shareholders in Distribución y Servicio D&S S.A., as provided in the Prospectus. The shareholders are, as usual, free to request specific advice as deemed appropriate and to adopt the resolution that they estimate better for their interests.

Finally, I hereby declare that this opinion is made fulfilling Article 207© of Law N° 18,045, the Sucurities Market Act.

Sincerely,

Nicolás Ibáñez Scott
Member of the Board
Distribución y Servicio D&S S.A.

February 27, 2009.

Addressed to the shareholders’ in
Distribución y Servicio D&S S.A.
Present.

Re.:            Report concerning the tender offer for the acquisition of 2,719,609,749 common shares issued by Distribución y Servicio D& S.A., as submitted as of February 23, 2009 by Inversiones Australes Tres Limitada (a subsidiary of Wal-Mart Stores, Inc.).

Dear Shareholders,

As of February 23, 2009, by means of an add published in El Mercurio and La Tercera newspapers, Wal-Mart Stores, Inc ("Wal Mart"), through its subsidiary Inversiones Australes Tres Limitada, launched a tender offer for the acquisition of shares issued by Distribución y Servicio D&S S.A. (the "Tender Offer").

The Tender Offer terms, conditions and mechanics are specified in the prospectus that the offeror submitted to Distribución y Servicio D&S S.A. as of February 23, 2009 (the "Prospectus"). Any reference to the terms or specifics aspects of the Tender Offer shall be interpreted and construed as contemplated in such Prospectus.

REPRESENTATIONS

I am a board member of Distribución y Servicio D&S S.A. since January 29, 2009.

I am counsel and representative of shareholders conforming part of the controlling group.

I do not have ties of interests with the offeror that may influence my opinion on the convenience of the Tender Offer.

Finally, I hereby state that I am not a shareholder –directly or indirectly- in Distribución y Servicio D&S S.A.; thus I have no particular interest in the Tender Offer different to my interests provided by the relationship abovementioned.
.
REASONED OPINION

It is my opinion that the Tender Offer is convenient for the shareholders in Distribución y Servicio D&S S.A.

My opinion is based in my analysis performed in connection with the Tender Offer and, in particular, upon the following issues and considerations on the subject matter:

1.
The terms and conditions of the Tender Offer as specified in the Prospectus, and particularly (i) the offered price; (ii) the offer to tender a 100% of target shares, and (iii) that payment of purchase price shall be in cash on the forth trading-day as from the publication of the Outcome Add, payable, upon shareholders option, in US Dollars or its equivalent in Chilean Pesos acconding to the average “Observed Exchange Rate” as published by the Banco Central de Chile in the Official Gazette through the 6-trading-day ended on the payment date.

2.
The offered price considers a valuation of Distribución y Servicio D&S S.A. that is better than the multiples according to which similar businesses are traded both in Chile and or in other countries in Latin America

.
3.
The offered price is higher tan the book value of the share according to the most recent financial Information disclosed by the company to the Superintendencia de Valores y Seguros. These prices ratios constitute a significant profit to the shareholders tendering their shares under the Tender Offer.

4.
The shareholders shall bear in mind that the liquidity of the shares issued by Distribución y Servicio D&S S.A. has significantly decreased. However, the company will continue recording stock trading; hence the company shall remain a publicly traded company for the purposes of the regulations applicable to corporations; what deems a safe harbor for those who opt not to tender.

FINAL CONSIDERATION

The foregoing said, I hereby inform the shareholders in Distribución y Servicio D&S S.A. that I consider the Tender Offer to be formulated in terms highly profitable to the current shareholders.

Substantially, I hereby opine as a member of the board of Director de Distribución y Servicio D&S S.A. and being so requested by the law.

My opinion may not be regarded, directly nor indirectly, as my investment advice either to tender or hold the shares in the company. The shareholders shall evaluate the Tender Offer independently from this opinion, considering their own expectations of business’ growth subject to the macroeconomic global environment and the attempt stated by Wal Mart concerning the prospects of the shareholders in Distribución y Servicio D&S S.A., as provided in the Prospectus. The shareholders are, as usual, free to request specific advice as deemed appropriate and to adopt the resolution that they estimate better for their interests.

Sincerely,

Jorge Gutiérrez
Member of the Board
Distribución y Servicio D&S S.A.

February 27, 2009.

Addressed to the shareholders’ in
Distribución y Servicio D&S S.A.
Present.

Re.:            Report concerning the tender offer for the acquisition of 2,719,609,749 common shares issued by Distribución y Servicio D& S.A., as submitted as of February 23, 2009 by Inversiones Australes Tres Limitada (a subsidiary of Wal-Mart Stores, Inc.).

Dear Shareholders,

As of February 23, 2009, by means of an add published in El Mercurio and La Tercera newspapers, Wal-Mart Stores, Inc ("Wal Mart"), through its subsidiary Inversiones Australes Tres Limitada, launched a tender offer for the acquisition of shares issued by Distribución y Servicio D&S S.A. (the "Tender Offer"). The Tender Offer terms, conditions and mechanics are specified in the prospectus that the offeror submitted to Distribución y Servicio D&S S.A. as of February 23, 2009 (the "Prospectus"). Any reference to the terms or specifics aspects of the Tender Offer shall be interpreted and construed as contemplated in such Prospectus.

REPRESENTATIONS

I am a board member of Distribución y Servicio D&S S.A. since January 19, 2009.

I am legal counsel and representative of shareholders conforming part of the controlling group of Distribución y Servicio D&S S.A. and I had actively participated in the negotiating the agreements on which the Tender Offer is based.

I do not have ties of interests with the offeror that may influence my opinion on the convenience of the Tender Offer.

Finally, I hereby state that I am not a shareholder –directly or indirectly- in Distribución y Servicio D&S S.A.; thus I have no particular interest in the Tender Offer different to my interests provided by the relationship abovementioned.

REASONED OPINION

Bearing in mind the facts and considerations described in my reasoned opinion dated December 29, 2008, concerning the tender offer launched as of December 23, 2008 by Inversiones Australes Tres Limitada (a subsidiary of Wal-Mart Stores, Inc.), which I bring down for what it may become applicable, in my opinion the Offer is convenient for the shareholders in Distribución y Servicio D&S S.A.

My opinion is based in my analysis performed in connection with the Tender Offer and, in particular, upon the following issues and considerations on the subject matter:

1.
The terms and conditions of the Tender Offer as specified in the Prospectus, and particularly (i) the offered price; (ii) the offer to tender a 100% of target shares, and (iii) that payment of purchase price shall be in cash on the forth trading-day as from the publication of the Outcome Add, payable, upon shareholders option, in US Dollars or its equivalent in Chilean Pesos acconding to the average “Observed Exchange Rate” as published by the Banco Central de Chile in the Official Gazette through the 6-trading-day ended on the payment date.

2.
The offered price considers a valuation of Distribución y Servicio D&S S.A. that is better than the multiples according to which similar businesses are traded both in Chile and or in other countries in Latin America

.
3.
The offered price is higher tan the book value of the share according to the most recent financial Information disclosed by the company to the Superintendencia de Valores y Seguros. These prices ratios constitute a significant profit to the shareholders tendering their shares under the Tender Offer.

4.
The shareholders shall bear in mind that the liquidity of the shares issued by Distribución y Servicio D&S S.A. has significantly decreased. However, the company will continue recording stock trading; hence the company shall remain a publicly traded company for the purposes of the regulations applicable to corporations; what deems a safe harbor for those who opt not to tender.

FINAL CONSIDERATION

The foregoing said, I hereby inform the shareholders in Distribución y Servicio D&S S.A. that I consider the Tender Offer to be convenient, on time and satisfactory.

Substantially, I hereby opine as a member of the board of Director de Distribución y Servicio D&S S.A. and being so requested by the law.

My opinion may not be regarded, directly nor indirectly, as my investment advice either to tender or hold the shares in the company. The shareholders shall evaluate the Tender Offer independently from this opinion, considering their own expectations of business’ growth subject to the macroeconomic global environment and the attempt stated by Wal Mart concerning the prospects of the shareholders in Distribución y Servicio D&S S.A., as provided in the Prospectus. The shareholders are, as usual, free to request specific advice as deemed appropriate and to adopt the resolution that they estimate better for their interests.

Kind regards,

Alberto Eguiguren Correa
Member of the Board
Distribución y Servicio D&S S.A.
Santiago, February 27, 2009

Shareholders of
Distribución y Servicio D&S S.A.
Present

Re:	Tender offer for the shares of Distribución y Servicio D&S S.A. by Inversiones Australes Tres Limitada.

Messrs. shareholders:

Reference is to the tender offer (the "Offer") made by Inversiones Australes Tres Limitada (the "Bidder") through publications made on February 23, 2009 in the newspapers El Mercurio and La Tercerea, with the purpose of acquiring 2,719,609,749 shares of Distribución y Servicio D&S S.A. ("D&S") corresponding to 41.7118% of the total shares of D&S, at a price of US$0.408 per share.

As a director of D&S, and in accordance with the terms of Article 207, letter (c), of the Securities Act, I hereby issue the following report with my opinion on the Offer.

I.           Relationship with the Controller of the Company and the Bidder, and Interest in the Offer

I was elected director upon proposal of the Bidder, which is controlled by Wal-Mart Stores, lnc., a company incorporated under the laws of the state of Delaware, United States of America.

Currently, I hold the position of President & CEO at Wal-Mart Brazil Ltda.

Note that, as a consequence of a tender offer (the "Initial Offer") that concluded successful1y with the publication of the notice of outcome on January 25, 2009, the Bidder acquired 3,800,390,251 shares of D&S, representing 58.2882% of its share capital. Additional1y, the Bidder has entered into a stockholders' agreement with Mr. Nicolás Ibáñez Scott and Mr. Felipe Ibáñez Scott, and certain entities related to them, holders of 2,613,776,072 shares of D&S, representing 40.0885% of its capital stock.

I am not a shareholder of D&S, and other than as indicated above, I have no interest in the Offer.

II.           Opinion on the Offer

In my opinion, the Offer may be convenient for those shareholders who are considering selling their shares at the price of the Initial Offer and realize today in cash their investment:

Price. The price of the Offer is the same as in the Initial Offer, and such price had a premium for control of 34.78% in respect of the market price of D&S when the Initial Offer was launched, which by legal definition was CLP$192.49.1

Liquidity. The decision of the shareholders to accept the Offer should also take into account that today the aggregate interest of Wal-Mart Stores, Inc and Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott adds to 98.3766% of the share capital of D&S. As a result, upon conclusion of the Offer, and depending on the shareholders who accept it, the number of shares that are effectively traded in the stock exchanges may be materially reduced, circumstance that may affect the ability to realize in cash the investment.

III.           Final Considerations

I make the above statements based on the information indicated above, in my capacity as director of D&S, and as required by law.

I also point out that my view should not be considered, neither directly or indirectly, as a suggestion nor advice, whether to sell or not the shares of D&S. In fact, for such purpose, 1 suggest that the shareholders, if they deem it necessary, require the advise they deem most adequate, in legal, financial, tax and other aspects, so as to adopt an informed decision deemed convenient to their respective interest.

Without any further matter to refer to, with kind regards,

Héctor Núñez
Member of the Board
Distribución y Servicio D&S S.A.

cc:           Superintendencia de Valores y Seguros
Bolsa de Comercio de Santiago - Bolsa de Valores
Bolsa Electrónica de Chile, Bolsa de Valores
Bolsa de Corredores - Bolsa de Valores
Inversiones Australes Tres limitada (Offeror)
IM Trust S.A. Corredores de Bolsa (Tender Offer Manager)

 1 For the purposes of determining the premium for control, the market price was determined as provided by Article 199 of the Securities Act, assuming that the date of acquisition of the shares of D&S would be on January 25, 2009, and the "Dólar Observado" rate of the day before the publication of the notice of commencement of the Initial Offer was considered, which was CLP$635.88.

Santiago, February 27, 2009

Shareholders of
Distribución y Servicio D&S S.A.
Present

Re:	Tender offer for the shares of Distribución y Servicio D&S S.A. by Inversiones Australes Tres Limitada.

Messrs. shareholders:

Reference is to the tender offer (the "Offer") made by Inversiones Australes Tres Limitada (the "Bidder") through publications made on February 23, 2009 in the newspapers El Mercurio and La Tercerea, with the purpose of acquiring 2,719,609,749 shares of Distribución y Servicio D&S S.A. ("D&S") corresponding to 41.7118% of the total shares of D&S, at a price of US$0.408 per share.

As a director of D&S, and in accordance with the terms of Article 207, letter (c), of the Securities Act, I hereby issue the following report with my opinion on the Offer.

I.           Relationship with the Controller of the Company and the Bidder, and Interest in the Offer

I was elected director upon proposal of the Bidder, which is controlled by Wal-Mart Stores, lnc., a company incorporated under the laws of the state of Delaware, United States of America.

Currently, I hold the position of President and CEO at Wal-Mart International.

Note that, as a consequence of a tender offer (the "Initial Offer") that concluded successful1y with the publication of the notice of outcome on January 25, 2009, the Bidder acquired 3,800,390,251 shares of D&S, representing 58.2882% of its share capital. Additional1y, the Bidder has entered into a stockholders' agreement with Mr. Nicolás Ibáñez Scott and Mr. Felipe Ibáñez Scott, and certain entities related to them, holders of 2,613,776,072 shares of D&S, representing 40.0885% of its capital stock.

I am not a shareholder of D&S, and other than as indicated above, I have no interest in the Offer.

II.           Opinion on the Offer

In my opinion, the Offer may be convenient for those shareholders who are considering selling their shares at the price of the Initial Offer and realize today in cash their investment:

Price. The price of the Offer is the same as in the Initial Offer, and such price had a premium for control of 34.78% in respect of the market price of D&S when the Initial Offer was launched, which by legal definition was CLP$192.49.2

Liquidity. The decision of the shareholders to accept the Offer should also take into account that today the aggregate interest of Wal-Mart Stores, Inc and Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott adds to 98.3766% of the share capital of D&S. As a result, upon conclusion of the Offer, and depending on the shareholders who accept it, the number of shares that are effectively traded in the stock exchanges may be materially reduced, circumstance that may affect the ability to realize in cash the investment.

III.           Final Considerations

I make the above statements based on the information indicated above, in my capacity as director of D&S, and as required by law.

I also point out that my view should not be considered, neither directly or indirectly, as a suggestion nor advice, whether to sell or not the shares of D&S. In fact, for such purpose, 1 suggest that the shareholders, if they deem it necessary, require the advise they deem most adequate, in legal, financial, tax and other aspects, so as to adopt an informed decision deemed convenient to their respective interest.

Without any further matter to refer to, with kind regards,

Craig Herkert
Member of the Board
Distribución y Servicio D&S S.A.

cc:           Superintendencia de Valores y Seguros
Bolsa de Comercio de Santiago - Bolsa de Valores
Bolsa Electrónica de Chile, Bolsa de Valores
Bolsa de Corredores - Bolsa de Valores
Inversiones Australes Tres limitada (Offeror)
IM Trust S.A. Corredores de Bolsa (Tender Offer Manager)

2 For the purposes of determining the premium for control, the market price was determined as provided by Article 199 of the Securities Act, assuming that the date of acquisition of the shares of D&S would be on January 25, 2009, and the "Dólar Observado" rate of the day before the publication of the notice of commencement of the Initial Offer was considered, which was CLP$635.88.

Santiago, February 27, 2009

Shareholders of
Distribución y Servicio D&S S.A.
Present

Re:	Tender offer for the shares of Distribución y Servicio D&S S.A. by Inversiones Australes Tres Limitada.

Messrs. shareholders:

Reference is to the tender offer (the "Offer") made by Inversiones Australes Tres Limitada (the "Bidder") through publications made on February 23, 2009 in the newspapers El Mercurio and La Tercerea, with the purpose of acquiring 2,719,609,749 shares of Distribución y Servicio D&S S.A. ("D&S") corresponding to 41.7118% of the total shares of D&S, at a price of US$0.408 per share.

As a director of D&S, and in accordance with the terms of Article 207, letter (c), of the Securities Act, I hereby issue the following report with my opinion on the Offer.

I.           Relationship with the Controller of the Company and the Bidder, and Interest in the Offer

I was elected director upon proposal of the Bidder, which is controlled by Wal-Mart Stores, lnc., a company incorporated under the laws of the state of Delaware, United States of America.

Currently, I hold the position of Vice President – Controller, at Wal-Mart International in Wal-Mart Stores, Inc.

Note that, as a consequence of a tender offer (the "Initial Offer") that concluded successful1y with the publication of the notice of outcome on January 25, 2009, the Bidder acquired 3,800,390,251 shares of D&S, representing 58.2882% of its share capital. Additional1y, the Bidder has entered into a stockholders' agreement with Mr. Nicolás Ibáñez Scott and Mr. Felipe Ibáñez Scott, and certain entities related to them, holders of 2,613,776,072 shares of D&S, representing 40.0885% of its capital stock.

I am not a shareholder of D&S, and other than as indicated above, I have no interest in the Offer.

II.           Opinion on the Offer

In my opinion, the Offer may be convenient for those shareholders who are considering selling their shares at the price of the Initial Offer and realize today in cash their investment:

Price. The price of the Offer is the same as in the Initial Offer, and such price had a premium for control of 34.78% in respect of the market price of D&S when the Initial Offer was launched, which by legal definition was CLP$192.49.3

Liquidity. The decision of the shareholders to accept the Offer should also take into account that today the aggregate interest of Wal-Mart Stores, Inc and Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott adds to 98.3766% of the share capital of D&S. As a result, upon conclusion of the Offer, and depending on the shareholders who accept it, the number of shares that are effectively traded in the stock exchanges may be materially reduced, circumstance that may affect the ability to realize in cash the investment.

III.           Final Considerations

I make the above statements based on the information indicated above, in my capacity as director of D&S, and as required by law.

I also point out that my view should not be considered, neither directly or indirectly, as a suggestion nor advice, whether to sell or not the shares of D&S. In fact, for such purpose, 1 suggest that the shareholders, if they deem it necessary, require the advise they deem most adequate, in legal, financial, tax and other aspects, so as to adopt an informed decision deemed convenient to their respective interest.

Without any further matter to refer to, with kind regards,

Wyman K. Atwell
Member of the Board
Distribución y Servicio D&S S.A.

cc:           Superintendencia de Valores y Seguros
Bolsa de Comercio de Santiago - Bolsa de Valores
Bolsa Electrónica de Chile, Bolsa de Valores
Bolsa de Corredores - Bolsa de Valores
Inversiones Australes Tres limitada (Offeror)
IM Trust S.A. Corredores de Bolsa (Tender Offer Manager)

3 For the purposes of determining the premium for control, the market price was determined as provided by Article 199 of the Securities Act, assuming that the date of acquisition of the shares of D&S would be on January 25, 2009, and the "Dólar Observado" rate of the day before the publication of the notice of commencement of the Initial Offer was considered, which was CLP$635.88.

Santiago, February 27, 2009

Shareholders of
Distribución y Servicio D&S S.A.
Present

Re:	Tender offer for the shares of Distribución y Servicio D&S S.A. by Inversiones Australes Tres Limitada.

Messrs. shareholders:

Reference is to the tender offer (the "Offer") made by Inversiones Australes Tres Limitada (the "Bidder") through publications made on February 23, 2009 in the newspapers El Mercurio and La Tercerea, with the purpose of acquiring 2,719,609,749 shares of Distribución y Servicio D&S S.A. ("D&S") corresponding to 41.7118% of the total shares of D&S, at a price of US$0.408 per share.

As a director of D&S, and in accordance with the terms of Article 207, letter (c), of the Securities Act, I hereby issue the following report with my opinion on the Offer.

I.           Relationship with the Controller of the Company and the Bidder, and Interest in the Offer

I was elected director upon proposal of the Bidder, which is controlled by Wal-Mart Stores, lnc., a company incorporated under the laws of the state of Delaware, United States of America.

Currently, I hold the position of President & CEO at Wal-Mart Argentina S.R.L.

Note that, as a consequence of a tender offer (the "Initial Offer") that concluded successful1y with the publication of the notice of outcome on January 25, 2009, the Bidder acquired 3,800,390,251 shares of D&S, representing 58.2882% of its share capital. Additional1y, the Bidder has entered into a stockholders' agreement with Mr. Nicolás Ibáñez Scott and Mr. Felipe Ibáñez Scott, and certain entities related to them, holders of 2,613,776,072 shares of D&S, representing 40.0885% of its capital stock.

I am not a shareholder of D&S, and other than as indicated above, I have no interest in the Offer.

II.           Opinion on the Offer

In my opinion, the Offer may be convenient for those shareholders who are considering selling their shares at the price of the Initial Offer and realize today in cash their investment:

Price. The price of the Offer is the same as in the Initial Offer, and such price had a premium for control of 34.78% in respect of the market price of D&S when the Initial Offer was launched, which by legal definition was CLP$192.49.4

Liquidity. The decision of the shareholders to accept the Offer should also take into account that today the aggregate interest of Wal-Mart Stores, Inc and Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott adds to 98.3766% of the share capital of D&S. As a result, upon conclusion of the Offer, and depending on the shareholders who accept it, the number of shares that are effectively traded in the stock exchanges may be materially reduced, circumstance that may affect the ability to realize in cash the investment.

III.           Final Considerations

I make the above statements based on the information indicated above, in my capacity as director of D&S, and as required by law.

I also point out that my view should not be considered, neither directly or indirectly, as a suggestion nor advice, whether to sell or not the shares of D&S. In fact, for such purpose, 1 suggest that the shareholders, if they deem it necessary, require the advise they deem most adequate, in legal, financial, tax and other aspects, so as to adopt an informed decision deemed convenient to their respective interest.

Without any further matter to refer to, with kind regards,

Ezequiel Gómez Berard
Member of the Board
Distribución y Servicio D&S S.A.

cc:           Superintendencia de Valores y Seguros
Bolsa de Comercio de Santiago - Bolsa de Valores
Bolsa Electrónica de Chile, Bolsa de Valores
Bolsa de Corredores - Bolsa de Valores
Inversiones Australes Tres limitada (Offeror)
IM Trust S.A. Corredores de Bolsa (Tender Offer Manager)

4 For the purposes of determining the premium for control, the market price was determined as provided by Article 199 of the Securities Act, assuming that the date of acquisition of the shares of D&S would be on January 25, 2009, and the "Dólar Observado" rate of the day before the publication of the notice of commencement of the Initial Offer was considered, which was CLP$635.88.

Santiago, February 27, 2009

Shareholders of
Distribución y Servicio D&S S.A.
Present

Re:	Tender offer for the shares of Distribución y Servicio D&S S.A. by Inversiones Australes Tres Limitada.

Messrs. shareholders:

Reference is to the tender offer (the "Offer") made by Inversiones Australes Tres Limitada (the "Bidder") through publications made on February 23, 2009 in the newspapers El Mercurio and La Tercerea, with the purpose of acquiring 2,719,609,749 shares of Distribución y Servicio D&S S.A. ("D&S") corresponding to 41.7118% of the total shares of D&S, at a price of US$0.408 per share.

As a director of D&S, and in accordance with the terms of Article 207, letter (c), of the Securities Act, I hereby issue the following report with my opinion on the Offer.

I.           Relationship with the Controller of the Company and the Bidder, and Interest in the Offer

I was elected director upon proposal of the Bidder, which is controlled by Wal-Mart Stores, lnc., a company incorporated under the laws of the state of Delaware, United States of America.

Currently, I hold the position of International HR VP, the Americas at Wal-Mart Stores Inc.

Note that, as a consequence of a tender offer (the "Initial Offer") that concluded successful1y with the publication of the notice of outcome on January 25, 2009, the Bidder acquired 3,800,390,251 shares of D&S, representing 58.2882% of its share capital. Additional1y, the Bidder has entered into a stockholders' agreement with Mr. Nicolás Ibáñez Scott and Mr. Felipe Ibáñez Scott, and certain entities related to them, holders of 2,613,776,072 shares of D&S, representing 40.0885% of its capital stock.

I am not a shareholder of D&S, and other than as indicated above, I have no interest in the Offer.

II.           Opinion on the Offer

In my opinion, the Offer may be convenient for those shareholders who are considering selling their shares at the price of the Initial Offer and realize today in cash their investment:

Price. The price of the Offer is the same as in the Initial Offer, and such price had a premium for control of 34.78% in respect of the market price of D&S when the Initial Offer was launched, which by legal definition was CLP$192.49.5

Liquidity. The decision of the shareholders to accept the Offer should also take into account that today the aggregate interest of Wal-Mart Stores, Inc and Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott adds to 98.3766% of the share capital of D&S. As a result, upon conclusion of the Offer, and depending on the shareholders who accept it, the number of shares that are effectively traded in the stock exchanges may be materially reduced, circumstance that may affect the ability to realize in cash the investment.

III.           Final Considerations

I make the above statements based on the information indicated above, in my capacity as director of D&S, and as required by law.

I also point out that my view should not be considered, neither directly or indirectly, as a suggestion nor advice, whether to sell or not the shares of D&S. In fact, for such purpose, 1 suggest that the shareholders, if they deem it necessary, require the advise they deem most adequate, in legal, financial, tax and other aspects, so as to adopt an informed decision deemed convenient to their respective interest.

Without any further matter to refer to, with kind regards,

José G. Hernández
Member of the Board
Distribución y Servicio D&S S.A.

cc:           Superintendencia de Valores y Seguros
Bolsa de Comercio de Santiago - Bolsa de Valores
Bolsa Electrónica de Chile, Bolsa de Valores
Bolsa de Corredores - Bolsa de Valores
Inversiones Australes Tres limitada (Offeror)
IM Trust S.A. Corredores de Bolsa (Tender Offer Manager)

5 For the purposes of determining the premium for control, the market price was determined as provided by Article 199 of the Securities Act, assuming that the date of acquisition of the shares of D&S would be on January 25, 2009, and the "Dólar Observado" rate of the day before the publication of the notice of commencement of the Initial Offer was considered, which was CLP$635.88.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Mario Medina
Mario Medina
Chief Financial Officer
Dated: March 3, 2009